AMENDMENT TO

PLAN FOR PAYMENT OF CERTAIN EXPENSES FOR

DISTRIBUTION OR SHAREHOLDER SERVICING ASSISTANCE

OF CLASS A SHARES

This amendment to the Plan (the “Plan”) pertaining to the Class A shares of THE TOCQUEVILLE INTERNATIONAL VALUE FUND (the “Fund”), a series of The Tocqueville Trust, a Massachusetts business trust (the “Trust”) and an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “Act”), adopted pursuant to Section 12(b) of the Act and Rule 12b-1 promulgated thereunder (“Rule 12b-1”), is made as of March 26, 2015, by and between the Trust, on behalf of the Fund and Tocqueville Securities, L.P (the “Distributor”).

WITNESSETH:

WHEREAS, the Fund and the Distributor are parties to a Plan, amended as of February 24, 2000; and

WHEREAS, the Fund and the Distributor desire to make certain immaterial clarifying revisions to the Plan; and

WHEREAS, this amendment to the Plan has been approved by the Board of Trustees of the Trust.

NOW, THEREFORE, the parties hereby agree as follows:

1.  he first sentence of paragraph 1 of the Plan is hereby amended to read as follows:

TOCQUEVILLE SECURITIES, L.P. (the “Distributor”), acts as the principal underwriter of the Fund’s Class A shares pursuant to a Distribution Agreement with the Trust.

2.  aragraph 2(a) is hereby amended to read as follows:

(a)  The Fund shall make 12b-1 Payments (as defined in paragraph 2(d) herein) to the Distributor,.  The Distributor, or its designee, may then distribute these 12b-1 Payments to (i) any broker-dealer who shall be registered under the Securities Exchange Act of 1934 and a member in good standing of the Financial Industry Regulatory Authority, Inc.  and who has entered into a selected dealer agreement with the Distributor, (ii) to other persons or organizations (“Servicing Agents”) who have entered into shareholder processing and service agreements with the Distributor or the Investment Advisor, regarding Class A shares of the Fund owned by shareholders for which such broker is the dealer or holder of record or such servicing agent has a servicing relationship, or (iii) for expenses associated with distribution of Fund Class A shares, including the compensation of the sales personnel of the Distributor.

3.  aragraph 2(d) is hereby amended to read as follows:

The aggregate amount of all payments by the Fund in any fiscal year, to the Distributor, Brokers, Servicing Agents and for advertising and promotional expenses pursuant to paragraphs (a), (b), (c) of this Section 2 shall be 0.25% of the average daily net asset value attributable to Class A shares of the Fund on an annual basis for such fiscal year (the “12b-1 Payments”).  The Plan shall be a “compensation” plan.

4.  he Plan, as expressly amended hereby, shall continue in full force and effect.

In Witness Whereof, the parties hereto have executed this amendment to the Plan as of the day and year first written above.

The Tocqueville Trust, on behalf of
The Tocqueville International Value Fund

By: /s/ Robert W. Kleinschmidt
Name: Robert W. Kleinschmidt
Title: President

Tocqueville Securities, L.P.

By: /s/ Robert J. Kramer
Name: Robert J. Kramer
Title: Chief Operating Officer